Lehman & Eilen LLP
20283 State Road 7, Suite 300
Boca Raton, Florida 33498
Telephone: (561) 237-0804
Facsimile: (561) 237-0803

March 20, 2008

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:  Jeffrey Riedler
Assistant Director

Re:          Duska Therapeutics, Inc.
Revised Preliminary Information Statement
Filed March 17, 2008
File No. 0-33023

Dear Mr. Riedler:

Thank you for your March 19, 2008 letter regarding Duska Therapeutics, Inc. (“Duska”).  Enclosed is Amendment No. 1 to Duska’s Preliminary Information Statement, which has been marked to show changes from our prior submission.  The changes in the revised Preliminary Information Statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of Duska’s Preliminary Information Statement, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Incorporation of Financial Information

1. Please revise the disclosure to include the Form 10-KSB for the year ended December 31, 2007 since this report has already been filed.  In addition, since you are not eligible to use Form S-3, please confirm that you will deliver to your shareholders the Form 10-QSB describing the private placement and the Form 10-KSB for the year ended December 31, 2007 with the information statement.

Response: Complied with. We have revised the disclosure to include the Form 10-KSB for the year ended December 31, 2007.  We have also added language to the section entitled Incorporation Of Financial Information that the Form 10-QSB for quarter ending September 30, 2007 and the Form 10-KSB for the year ended December 31, 2007 will be distributed with the Information Statement.

       The Company acknowledgement that you requested is filed under separate cover.

Please feel free to contact me at (561) 237-0804 or Leslie Marlow at (516) 496-2223.  Thank you.

Sincerely,
/s/ Hank Gracin
Hank Gracin

HG:ckg
Enclosure